Mail Stop 0510
March 16, 2005

By U.S. mail and facsimile to (276)629-5114

Mr. Douglas I. Payne
Chief Financial Officer, Stanley Furniture Company, Inc.
1641 Fairystone Park Highway
Stanleytown, VA 24168

Re:	Stanley Furniture Company, Inc.
      Form 10-K for the fiscal year ended December 31, 2004
      File No. 0-14938

Dear Mr. Payne:

We have reviewed these filings and have the following comments.
If
you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


10-K for the Period Ended December 31, 2004

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Liquidity and Capital Resources-Table of Contractual Obligations

2. Please revise your table of contractual cash obligations to also
include the following:
(a)	Estimated interest payments on your debt, and
(b)	Estimated future benefit payments related to your pension and postretirement benefits.
Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Item 7A-Quantitative and Qualitative Disclosures about Market Risk

3. We note that 4% of your 2004 net sales were to international customers. Please include a discussion regarding your foreign currency exchange rate risk. Indicate if your foreign sales and purchases are denominated in foreign currencies and if so, whether you are hedging those transactions. Refer to Item 305 of Regulation
S-K.


*     *     *


Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 824-5459 or to the undersigned at (202) 824-5373.

Sincerely,


John Cash
Accounting Branch Chief
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Stanley Furniture Company, Inc.
Form 10-K
Page 3


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE